FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 7, 2005 (“O2 Germany Expands BlackBerry Portfolio for Small Enterprises")	Page No 3

Document 1

September 7, 2005

FOR IMMEDIATE RELEASE

O2 Germany Expands BlackBerry Portfolio for Small Enterprises

O2 Introduces BlackBerry Internet Service, the BlackBerry 7100x and the Nokia 9300 with BlackBerry Connect in Germany

Munich, Germany and Waterloo, Canada – O2 Germany and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the expansion of O2‘s BlackBerry® portfolio with the launch of BlackBerry Internet Service™, the BlackBerry 7100x™ business phone and the Nokia 9300 smartphone with BlackBerry Connect™.

For individuals and smaller businesses, BlackBerry Internet Service allows users to access up to ten existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device. With BlackBerry Internet Service, email messages are automatically pushed to a BlackBerry-enabled device and users can send, receive, forward and reply to messages while on the go.

Karola Bode, Vice President Business O2 Germany is enthusiastic about the new BlackBerry solution: “Employees in smaller enterprises, those who are self-employed, and freelancers without their own email server who often travel on business and need to remain in touch with the office now have an important advantage in their everyday business life by using BlackBerry.”

“We are very pleased to work with O2 Germany to expand its BlackBerry portfolio,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.  “The addition of BlackBerry Internet Service, as well as these two unique and powerful devices, extends the reach of BlackBerry services to a much wider range of customers in Germany.”

BlackBerry Internet Service allows users to stay connected to customers and colleagues, work more efficiently, gain a competitive edge, stay organized and stay on top of business. BlackBerry Internet Service allows out-of-the-box wireless access to email, and BlackBerry-enabled devices provide all-in-one support for wireless email, data applications and phone communications. It is an excellent choice for business people and SMEs (small-to-medium enterprises) that want a hosted service without need for special server software or advanced IT support.

BlackBerry Internet Service is complemented by O2‘s introduction of two new BlackBerry-enabled devices: the BlackBerry 7100x and the Nokia 9300 with BlackBerry Connect.

BlackBerry 7100x

The quad-band-enabled BlackBerry 7100x business phone has a high resolution color display, 32 MB of memory, integrated hands-free speakerphone and Bluetooth® support. The BlackBerry 7100x also features RIM’s SureType™ keyboard technology that effectively converges a phone keypad and a QUERTZ keyboard to fit within the size constraints of a traditional phone design.

Nokia 9300 with BlackBerry Connect

BlackBerry Connect enables users of the Nokia 9300 to connect to popular BlackBerry services operating on O2‘s network, including push-based wireless email. The Nokia 9300 smartphone is a tri-band-enabled device with a complete QUERTZ keyboard and 80 MB of memory plus a 128 MB MMC memory card. The device includes a speakerphone and also features two high resolution color displays.

The BlackBerry 7100x and Nokia 9300 with BlackBerry Connect are also available to corporate customers using BlackBerry Enterprise Server™. BlackBerry devices already offered by O2 in Germany include the BlackBerry 7290™ and BlackBerry 7730™. O2 Germany also offers the Siemens SK65 with BlackBerry Built-In™.

About O2 (Germany) GmbH & Co. OHG

O2 (Germany) GmbH & Co. OHG, a subsidiary of mmO2 plc, offers ist post and prepaid customers with ist own network and roaming agreement with T-Mobile almost complete coverage in Germany. Furthermore, the organisation provides innovative mobile data services based on GPRS and UMTS technology. mm O2 plc has 24,6 million customers in the UK, Ireland and Germany.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 7, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller